EXHIBIT 21


                             LIST OF SUBSIDIARIES




    The Partnership was a partner of Carlyle/National City Associates, a general partnership which held title to the National City Center Office Building in Cleveland, Ohio (prior to its sale in December 1997). Another partnership sponsored by the Corporate General Partner was a partner in the joint venture.